As filed with the Securities and Exchange Commission on January 22, 2003


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                          For the month of January 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        MODERN TIMES GROUP MTG AB (publ)

                   Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                                        Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

               Yes......                                              No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

..............................N/A................................................


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                            [MODERN TIMES GROUP LOGO]

FOR IMMEDIATE RELEASE                                            15 January 2003



                                  FINANS VISION


Modern Times Group MTG AB, the international media group, today announced that it has contacted the Journalists' Union with regard to the proposed closure of its Swedish daily financial newspaper, Finans Vision. MTG set a number of milestones for the newspaper to be measured against when it was launched in March 2002, in terms of readership and advertising sales growth. The newspaper has not achieved these milestones and management therefore proposes to close down the business. Closure would result in MTG making a full provision of in the region of SEK 85 million in the financial results for the fourth quarter of 2002, to include all costs arising from the closure of the newspaper.

The Publishing business area, of which Finans Vision and its predecessor Finanstidningen have been the major part, has incurred operating losses of approximately SEK 100 million during 2002.

Hans-Holger Albrecht, President and Chief Executive Officer of MTG, commented:
"We have consistently made it clear that we work to strict benchmarks. If milestones are not reached, then we take action, as is the case with Finans Vision. It is disappointing to have to close down any operation but the newspaper has not performed according to our expectations."

"The strategic focus of the Board and management is on the further expansion of MTG into a European broadcaster with attractive Free-to-air and Pay-TV, Radio and Content assets. We have already demonstrated our ability to expand our broadcasting businesses cost-effectively into exciting high growth markets in Eastern Europe."


For further information, please visit www.mtg.se, email info@mtg.se, or contact:
Hans-Holger Albrecht, President & CEO                tel: +46 (0) 8 562 000 50
Investor & Press Enquiries                           tel: +44 (0) 20 7321 5010


Modern Times Group is a leading vertically integrated media group with broadcasting, production, publishing and media services businesses, operating in more than 30 countries around the world. MTG is the largest Free-TV operator in the Nordic & Baltic region, the 3rd largest DTH Pay-TV operator in Europe, and has Free-TV operations in Russia and Hungary. MTG is the largest commercial radio broadcaster in Northern Europe, the global market leader in DVD subtitling and dubbing, and a leading international Reality-TV production house.

MTG's `A' and `B' shares are traded on the Stockholmsborsen `O-list' and its ADRs are listed on Nasdaq.

This press release contains certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Modern Times Group, any Modern Times Group members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

                            MODERN TIMES GROUP MTG Ab
              Skeppsbron 18, Box 2094, SE-103 13 Stockholm, Sweden
  Tel. +46 8 562 000 50 Fax. +46 8 20 50 74 (Publ) Registration No. 556309-9158
                                   www.mtg.se

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    MODERN TIMES GROUP MTG AB (publ)

                                    By:  /s/ Hans-Holger Albrecht
                                         ---------------------------------------
                                         Name: Hans-Holger Albrecht
                                         Title: CEO and Executive President of
                                                Modern Times Group MTG AB


Dated: January 22, 2003